Exhibit 99.2

Sinovac Receives Notification of China Government Grant for EV71 Vaccine Project

-- RMB 60 Million Free Grant for Construction of Dedicated Production Facility

BEIJING, April 24, 2014 -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading China-based vaccine manufacturer, announced today that it has received notification that a RMB 60 million free government grant has been approved by China’s Ministry of Finance, National Development and Reform Commission, Ministry of Industry and Information Technology, and National Health and Family Planning Commission for construction of the Company’s dedicated production facility for its Enterovirus 71 (EV71) vaccine against hand foot and mouth disease (HFMD). Given the severity of HFMD epidemic levels in China and the government’s focus on developing the biotechnology industry, Sinovac’s EV71 vaccine commercial production project was approved as one of the projects supported by the Dedicated Funds for Strategic New Emerging Industry Development. The funding criteria as outlined in this grant are to complete the construction of its production facility in compliance with China’s new GMP guidelines with an annual capacity of 20 million doses of EV71 vaccine and to commercialize the vaccine in China.  The grant will be funded in several tranches, of which RMB 20 million will be provided within the year, and the remaining will be provided after the criteria are met.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “From 2007 to 2013, over 9 million cases of HFMD have reported in China with approximately 2,700 reported fatalities. This epidemic situation represents a significant unmet medical need for the EV71 vaccine. With the government support for building out the dedicated production capacity, Sinovac is poised to provide the EV71 vaccine to help address this potentially fatal childhood disease for which no commercialized vaccine and no EV71 specific treatment exist. The grant provides the confidence and encouragement that EV71 vaccine is urgently needed and has attracted the attention from the Chinese government. We look forward to working with the regulatory agencies to complete the vaccine registration process as soon as possible.”

In March 2013, Sinovac completed the Phase III clinical trial for its EV71 vaccine candidate and reported preliminary top-line data that showed approximately 95% efficacy rate for the vaccine against HFMD caused by enterovirus 71 (EV71). Throughout the three phases of the clinical trials, the results demonstrated a good safety, immunogenicity and efficacy profile for Sinovac’s proprietary EV71 vaccine candidate. In May 2013, Sinovac’s new drug application (NDA) for its proprietary EV71 vaccine has been filed and accepted by the China Food and Drug Administration (“CFDA”). Currently, the NDA is under the technological review by Centers for Drug Evaluation.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration.  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains frward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9659/9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media:

Aaron Estrada

The Ruth Group

Tel: +1-646-536-7028

Email: aestrada@theruthgroup.com